Filed Pursuant to Rule 433
Registration No. 333-165504
January 11, 2011

The Lincoln National Corporation Benefits Committee (“Benefits Committee”) is committed to ongoing periodic evaluations of the investment options offered under our retirement plans.  To further improve our Plans’ investment options, effective January 26, 2011, the Benefits Committee will be adding the MFS International Growth Fund, a collective investment trust, as an investment option and removing the Harbor International Growth Instl Fund (HAIGX) as an investment option.

The following information is a Summary of Material Modifications/Notice of Changes relating to an investment option offered under the Lincoln National Corporation Agents’ Deferred Compensation Plan (“Plan”), as well as a modification to the deferral provisions under the Plan. More information about each of the investment options offered under the Plan (except for the LNC Stock Fund) can be obtained by logging into your account on the Lincoln Alliance® website at: www.LincolnAlliance.com. To view the Collective Investment Trust Disclosures for the Delaware Funds or the Information Memorandum for the MFS International Growth Fund, click on “Collective Trust Disclosure” under Site Tools on the right side of your Summary of Account Page.  To view a Prospectus, click on “Fund Prospectus,” on the left side of your Summary of Account Page, then click on your applicable plan.  Scroll down to the investment option prospectus you are interested in viewing.

Investment Option Change - International Growth Fund

Effective January 26, 2011, the MFS International Growth Fund will be added to the Investment Option lineup under the Plan and will replace the Harbor International Growth Instl Fund. The MFS International Growth Fund seeks to outperform the MSCI All Country World (ex-US) Growth Index over full market cycles.  MSCI All Country World (ex-US) Growth Index is a market capitalization index that is designed to measure equity market performance for growth securities in the global developed and emerging markets, excluding the U.S.

Any balances held in Harbor International Growth Instl Fund at 4:00 p.m. ET on January 24, 2011, will be re-directed to the MFS International Growth Fund.  Any contributions received on or after January 24, 2011 and designated for the international growth investment option under the Plan will be invested in the MFS International Growth Fund.  You may change your investment elections and/or elect your own re-allocation own prior to January 24, 2011 at 4:00 p.m. ET by visiting Nolan’s website at: www.nolanlink.com, or calling Nolan’s Deferred Compensation Customer Service Line at 888 907-8633.

A brief blackout period will be in effect from 4:00 p.m. ET January 24, 2011 through 4:00 p.m. ET January 26, 2011, to allow sufficient time for assets and investment elections to be re-directed.  You will be able to access your Plan account balance information, but you will not be able to initiate any investment election changes, transfers, or distribution transactions.  During this blackout period, your Plan account will remain fully invested.

The changes to the investment objective, strategies, primary risks, manager and expenses are reflected below.

	Fund Being Eliminated	Mapping to New fund
Name	Harbor International Growth Instl Fund	MFS International Growth Fund
Investment Objectives	The Fund seeks long-term growth of capital. The benchmark for the Fund is the MSCI EAFE Growth Index.
The Fund seeks to outperform the MSCI All Country World (ex-US) Growth Index over full market cycles.  MSCI All Country World (ex-US) Growth Index is a market capitalization index that is designed
to measure equity market performance for growth securities in the global developed and emerging markets, excluding the U.S.

	Fund Being Eliminated	Mapping to New fund
		No assurance can be given that the Fund will achieve it investment objective.
Investment Strategies
The Fund is invested primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential.  The Fund may invest in companies of any size throughout the world.  The Fund normally invests in the securities or issuers that are economically tied to at least four different foreign countries.  The Fund may invest up to 35% of its total assets, determined at the time of purchase, in securities of companies operating in or economically tied to emerging markets.  Some issuers or securities in the Fund’s portfolio may be based in or economically tied to the United States.

In seeking to achieve its investment objective, the Fund relies on a team of global research analysts to identify companies with the highest sustainable earnings growth rates in their industry, companies that are expected to deliver value through the continued compounding of a growing earnings stream, and companies whose stocks are poised for multiple expansion.  Sector and country weightings are the residual of our bottom-up stock selection process, rather than the result of a top-down, macroeconomic outlook.  The Fund seeks to be broadly diversified across countries and sectors.

Primary Risks
Growth Style Risk, Emerging Markets Risk, Foreign Securities Risk, Market Risk,  Selection Risk.  For specific definitions and explanations of these types of risks, please see the prospectus for this Fund. The Fund’s policy of investing in a narrowly focused selection of stocks may expose the Fund the risk that a substantial decrease in the value of a stock may cause the net asset value of the Fund to fluctuate more than if the Fund were invested in a greater number of stocks.  The Fund may also be subject to greater risks and higher brokerage and custodian expenses than funds invested only in the U.S.  Investing in international and emerging markets poses special risks, including potentially greater price volatility due to social, political and economic factors, as well as currency exchange rate fluctuations.  These risks are more severe for securities of issuers in emerging market regions.

The Fund may invest in foreign and/or emerging markets securities, which are more susceptible to interest rate, currency exchange rate, economic, and political risks. These risks are magnified in emerging or developing markets as compared with domestic markets. Growth stocks may perform differently from the general stock market and can be more volatile than other types of stocks. The Fund may invest a substantial amount of its assets in issuers located in a limited number of countries and therefore is susceptible to adverse economic, political or regulatory developments affecting those countries. Stocks and stock markets are volatile and fluctuate in response to company-specific factors, and general market, political, regulatory, and economic conditions.
Please see the Information Memorandum for complete investment strategy.

Manager
Harbor Capital Advisors, Inc. maintains ultimate fiduciary authority over the management of, and investments made, in the Fund, and have engaged Marsico Capital Management LLC to act as the investment sub-advisor to the Fund.
		MFS Heritage Trust Company (the “Trustee”) serves as the Trustee of the Trust. The Trustee is a subsidiary of Massachusetts Financial Service Company.
Expense	0.92%	0.80%*

*0.75% Management Fee plus 0.05% Administrative Fee.  The Administrative Fee is comprised of actual administrative and operational expenses, excluding any management fees or recordkeeping fees paid by the Fund, interest, taxes, extraordinary expenses, brokerage and transaction costs and investment- related expenses.  The Trustee will bear the Fund’s expenses such that a Fund’s annual administrative and operational expenses do not exceed the indicated expense caps as currently in effect (0.05%). The expense caps will continue until modified by the Trustee.

Performance as of November 30, 2010**
3 months	13.85%	10.82%
1Year	7.60%	8.73%
Annualized
3 years	-9.73%	-4.17%
5 years	3.70%	--
10 years or since Inception	-2.71%	-1.42%

**  The performance data quoted above represents past performance; past performance does not guarantee future results.  Investment return and principal value will fluctuate so your account balance, when redeemed, may be worth more or less than your original cost.  Current performance may be lower or higher than the performance data quoted.  An investor should consider the investment objectives, risks, and charges and expenses of the investment option carefully before investing.

You do not need to make any changes to your account as a result of these changes. However, you may wish to review your account to ensure your current investment selections are right for you.

If you wish to review your current allocations or obtain general information about the Plan, visit Nolan’s website at: www.nolanlink.com, or call Nolan’s Deferred Compensation Customer Service Line at 888 907-8633.

Modification/Clarification to Plan Provisions

 [Summary Plan Description/Prospectus, page 27 under section B, Deferral Provisions - Your Contributions to the Plan -  Add the following after paragraph 3]:

Generally, a re-contracted individual who previously participated in the Plan (and/or any other Company-sponsored  individual account plans subject to Code section 409A) will be able to utilize the 30-day window only if they have:

1) Been paid their entire benefit from the Plan (and/or any other Company-sponsored individual account plans subject to Code section 409A) prior to their re-contracting date; or

2)    Not been eligible to participate in the Plan (and/or any other Company-sponsored individual account plans subject to Code section 409A) for the 24 months immediately preceding their re-contracting date.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Alliance® Customer Service Center at 800 234-3500.